Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

I, Hank Wong, P.Eng. am employed as a Senior Process Engineer with Amec Foster Wheeler Americas Ltd. (Amec Foster Wheeler).

This certificate applies to the technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, that has an effective date of 15 January, 2018 (the “technical report”).

I am registered with Engineers & Geoscientists British Columbia. I graduated with a Bachelor of Applied Science degree from the University of British Columbia in 2003.

I have practiced my profession for 14 years. I have been directly involved in studies and engineering for mineral process plants, test work review, and operations in base metals concentration.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Oyu Tolgoi Mine on 7 September, 2017.

I am responsible for Sections 1.1 and 1.2, 1.9, 1.15, 1.16, 1.19, 1.20, 1.24.4, 1.24.5, 1.24.10, 1.24.11; Sections 2.1 to 2.4; Sections 3.1 to 3.2; Section 13; Section 17; Sections 18.1, 18.3, 18.4.1; Sections 21.1.1, 21.1.5, 21.1.11, 21.1.12, 21.2.1, 21.2.3 to 21.2.5, 21.2.7; Sections 24.1.3, 24.1.4, 24.1.7; Sections 25.1, 25.5, 25.9, 25.13, 25.14; Section 26.1; and Section 27 of the technical report.

I am independent of Entrée Resources Ltd as independence is described by Section 1.5 of NI 43–101.

I have previously been involved with studies for the Oyu Tolgoi Concentrator, from 2011 to 2014, reviewing test work and operations data to develop expansion options. I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 28 February 2018

“Signed and sealed”

Hank Wong, P.Eng.

Amec Foster Wheeler Americas Ltd.
Suite 400, 111 Dunsmuir St., Vancouver,	www.amecfw.com
BC, V6B 5W3 Canada	www.woodplc.com
Tel: 604-664-4315